UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(D)(1)

OR 13(E)(1) OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)

RESPONSYS, INC.

(Name of Subject Company (Issuer))

RAPTOR OAK ACQUISITION CORPORATION

(Offeror)

a wholly owned direct subsidiary of

OC ACQUISITION LLC

(Direct Parent of Offeror)

a wholly owned direct subsidiary of

ORACLE CORPORATION

(Oracle of Offeror)

(Names of Filing Persons)

Common Stock, Par Value $0.0001 Per Share

(Title of Class of Securities)

761248103

(Cusip Number of Class of Securities)

Dorian Daley

Senior Vice President, General Counsel and Secretary

Oracle Corporation

500 Oracle Parkway

Redwood City, California 94065

Telephone: (650) 506-7000

(Name, Address and Telephone Number of Person Authorized

to Receive Notices and Communications on Behalf of Filing Persons)

Copies to:

Richard Climan

Keith Flaum

Weil, Gotshal & Manges LLP

201 Redwood Shores Parkway

Redwood City, California 94065

Telephone: (650) 802-3000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$1,564,534,062	$201,512

*

Estimated solely for purposes of calculating the filing fee. This calculation is based on the offer to purchase all of the issued and outstanding shares of common stock, par value $0.0001 per share, of Responsys, Inc. (the “Company”), at a purchase price of $27.00 per share, net to the seller in cash, without interest thereon and subject to any required tax withholding. Such shares consist of: (i) 51,870,830 shares of common stock of the Company that were issued and outstanding as of January 6, 2014; (ii) 6,011,026 shares of common stock of the Company potentially issuable upon exercise of outstanding exercisable in-the-money stock options as of January 6, 2014; and (iii) up to 63,850 shares of common stock of the Company subject to outstanding restricted stock units of the Company outstanding as of January 6, 2014 that may undergo accelerated vesting and be settled for shares of common stock of the Company in connection with the Offer. The foregoing figures have been provided by the issuer to the offeror and are as of January 6, 2014, the most recent practicable date.

**

The filing fee was calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory No. 1 for Fiscal Year 2014, issued August 30, 2013, by multiplying the transaction value by 0.00012880.

☒

Check box if any part of the fee is offset as provided by Rule 0–11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $201,512	Filing Party: Raptor Oak Acquisition Corporation, OC Acquisition LLC and Oracle Corporation
Form or Registration No.: Schedule TO	Date Filed: January 8, 2014

☐

Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒

third–party tender offer subject to Rule 14d–1.

☐

issuer tender offer subject to Rule 13e–4.

☐

going–private transaction subject to Rule 13e–3

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amendment to Schedule 13D under Rule 13d–2.

Check the following box if the filing is a final amendment reporting the results of the tender offer     ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐

Rule 13e–4(i) (Cross–Border Issuer Tender Offer)

☐

Rule 14d–1(d) (Cross–Border Third–Party Tender Offer)

This Amendment No. 1 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO (together with any subsequent amendments and supplements thereto, the “Schedule TO”), filed with the Securities and Exchange Commission on January 8, 2014 by Raptor Oak Acquisition Corporation, a Delaware corporation (“Purchaser”), a wholly owned subsidiary of OC Acquisition LLC, a Delaware limited liability company (“Parent”), which is a wholly owned subsidiary of Oracle Corporation, a Delaware corporation (“Oracle”). The Schedule TO relates to the offer by Purchaser to purchase all of the issued and outstanding shares of common stock, par value, $0.0001 per share (the “Shares”), of Responsys, Inc., a Delaware corporation (the “Company”), at a purchase price of $27.00 per Share net to the seller in cash, without interest thereon and subject to any required tax withholding, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated January 8, 2014 (the “Offer to Purchase”) and in the related Letter of Transmittal (which, together with the Offer to Purchase, as they may be amended or supplemented from time to time, collectively constitute the “Offer”), copies of which are attached to the Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively.

Except as otherwise set forth in this Amendment, the information set forth in the Schedule TO remains unchanged and is incorporated herein by reference to the extent relevant to the items in this Amendment. Capitalized terms used but not defined herein have the meanings ascribed to them in the Schedule TO.

Items 1 through 9 and Item 11.

The Offer to Purchase and Items 1 through 9 and Item 11 of the Schedule TO, to the extent such Items incorporate by reference the information contained in the Offer to Purchase, are hereby amended by:

Amending and restating the last sentence of the first paragraph in Section 15 – “Conditions of the Offer” on page 35 of the Offer to Purchase to read as follows:

“Notwithstanding any other provision of the Offer or the Merger Agreement, Purchaser shall not be required to accept for payment or (subject to any applicable rules and regulations of the SEC, including Rule 14e-1(c) under the Exchange Act) pay for, and may delay the acceptance for payment or (subject to any such rules and regulations) the payment for, any tendered Shares, and may terminate the Offer at any scheduled Expiration Date or amend or terminate the Offer as otherwise permitted by the Merger Agreement, if the Minimum Condition or any of the following additional conditions shall not be satisfied or waived by 12:00 midnight, Eastern Time, at the end of the scheduled Expiration Date of the Offer:”

Amending and restating the last paragraph of Section 15 – “Conditions of the Offer” on page 35 of the Offer to Purchase to read as follows:

“The foregoing conditions are for the sole benefit of Parent and Purchaser and (except for the Minimum Condition) may be waived by Parent and Purchaser, in whole or in part at any time and from time to time, in the sole discretion of Parent and Purchaser.”

Amending and restating the fourth paragraph of Section 17 – “Appraisal Rights” on page 40 of the Offer to Purchase to read as follows:

“As described more fully in the Schedule 14D-9, if a stockholder wishes to elect to exercise appraisal rights under Section 262 of the DGCL, such stockholder must do all of the following:

•	no later than 12:00 midnight, New York City time, at the end of the business day after the date on which the Acceptance Time occurs, deliver to the Company a written demand for appraisal of Shares held, which demand must reasonably inform the Company of the identity of the stockholder and that the stockholder is demanding appraisal;

•	not tender such stockholder’s Shares in the Offer; and

•	continuously hold of record the Shares from the date on which the written demand for appraisal is made through the Effective Time.”

Amending and restating the fifth paragraph in Section 17 – “Appraisal Rights” on page 40 of the Offer to Purchase to read as follows:

“The foregoing summary of the appraisal rights of stockholders, taken together with that set forth in the Schedule 14D-9, is only a summary, and is qualified in its entirety by reference to Section 262 of the DGCL. The proper exercise of appraisal rights requires strict and timely adherence to the applicable provisions of the DGCL. A copy of Section 262 of the DGCL is included as Annex II to the Schedule 14D-9.”

Amending and restating the second sentence of Section 11 – “The Merger Agreement; Other Agreements—The Merger Agreement” on page 15 of the Offer to Purchase to read as follows:

“The following description of the Merger Agreement is only a summary, and is qualified in its entirety by reference to the Merger Agreement, a copy of which is filed as an exhibit to the Schedule TO and is incorporated herein by reference.”;

Amending and restating the second sentence in Section 11 – “The Merger Agreement; Other Agreements—Tender and Support Agreements” on page 32 of the Offer to Purchase to read as follows:

“The following description of the Tender and Support Agreements is only a summary, and is qualified in its entirety by reference to the form of Tender and Support Agreement, a copy of which is filed as an exhibit to the Schedule TO and is incorporated herein by reference.”

Amending and restating the last paragraph in Section 11 – “The Merger Agreement; Other Agreements—Exclusivity Agreement” on page 33 of the Offer to Purchase to read as follows:

“This summary of the Exclusivity Agreement is only a summary, and is qualified in its entirety by reference to the Exclusivity Agreement, which is filed as Exhibit (d)(3) hereto and incorporated herein by reference.”

Amending and restating the second paragraph in Section 16 — “Certain Legal Matters; Regulatory Approvals—Antitrust Compliance” on page 38 of the Offer to Purchase:

“Under the HSR Act, Purchaser’s purchase of the Shares pursuant to the Offer was subject to an initial waiting period that would have expired at 11:59 pm, New York City time on January 22, 2014. However, on January 17, the FTC granted early termination of the initial waiting period. As a result, the Antitrust Condition has been partially satisfied inasmuch as the applicable waiting period applicable to the Offer under the HSR Act has been terminated.”

SIGNATURES

After due inquiry and to the best knowledge and belief of the undersigned, each of the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: January 22, 2014

Raptor Oak Acquisition Corporation

By:	/s/ Dorian E. Daley
Name:	Dorian E. Daley
Title:	President

OC Acquisition LLC

By:	/s/ Dorian E. Daley
Name:	Dorian E. Daley
Title:	President

Oracle Corporation

By:	/s/ Dorian E. Daley
Name:	Dorian E. Daley
Title:	Senior Vice President, General Counsel and Secretary

EXHIBIT INDEX

Exhibit No.	Description
(a)(1)(i)	Offer to Purchase dated January 8, 2014.*

(a)(1)(ii)	Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number on IRS Form W-9).*

(a)(1)(iii)	Notice of Guaranteed Delivery.*

(a)(1)(iv)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(v)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(vi)	Summary Advertisement dated January 8, 2014.*

(a)(5)(i)	Press Release issued by Oracle Corporation on December 20, 2013 (incorporated by reference to the Schedule TO filed by Oracle Corporation on December 20, 2013).*

(a)(5)(ii)	General Presentation issued by Oracle Corporation on December 20, 2013 (incorporated by reference to the Schedule TO filed by Oracle Corporation on December 20, 2013).*

(a)(5)(iii)	FAQ issued by Oracle Corporation on December 20, 2013 (incorporated by reference to the Schedule TO filed by Oracle Corporation on December 20, 2013).*

(a)(5)(iv)	Customer and Partner Letter issued by Oracle Corporation on December 20, 2013 (incorporated by reference to the Schedule TO filed by Oracle Corporation on December 20, 2013).*

(a)(5)(v)	Website materials published by Oracle Corporation on December 20, 2013 (incorporated by reference to the Schedule TO filed by Oracle Corporation on December 20, 2013).*

(b)	Not applicable.

(d)(1)	Agreement and Plan of Merger, dated as of December 20, 2013, among Responsys, Inc., OC Acquisition LLC, Raptor Oak Acquisition Corporation and (solely with respect to performance of its obligations set forth in certain specified sections thereof) Oracle Corporation (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by Responsys, Inc. with the SEC on December 20, 2013).*

(d)(2)	Form of Tender and Support Agreement (incorporated by reference to Exhibit A to Exhibit 2.1 to the Current Report on Form 8-K filed by Responsys, Inc. with the SEC on December 20, 2013).*

(d)(3)	Confidential Disclosure Agreement for Strategic Matters, effective as of December 8, 2013, between Oracle Corporation and Responsys, Inc. (incorporated by reference to Exhibit (e)(2) to the Schedule 14D-9 filed by Responsys, Inc. on January 8, 2014).*

(d)(4)	Exclusivity Agreement, dated as of December 12, 2013, between Responsys, Inc. and Oracle Corporation (incorporated by reference to Exhibit (e)(3) to the Schedule 14D-9 filed by Responsys, Inc. on January 8, 2014).*

(e)	Not applicable.

(g)	Not applicable.

(h)	Not applicable.

*	Previously filed with the Schedule TO.